Filed by Banco Bilbao Vizcaya Argentaria, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company:
Compass Bancshares, Inc.
(Commission File No. 1-31272)
     This filing may be deemed to be solicitation material in respect of the proposed transaction involving Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”) and Compass Bancshares, Inc. (“Compass”). In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’s Investor Relations department. BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.
     THE FOLLOWING (1) FORM OF ELECTION; (2) CORRESPONDENCE TO SHAREHOLDERS OF COMPASS AND INSTRUCTIONS; (3) QUESTIONS AND ANSWERS; (4) CORRESPONDENCE TO BROKERS AND (5) NOTICE OF GUARANTEED DELIVERY IN CONNECTION WITH THE ACQUISITION OF COMPASS, ARE HEREBY FILED BY BBVA PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933.
* * *

Compass Bancshares, Inc. Form of Election

Please refer to the enclosed Instructions for additional detail regarding the election. The right to make an election expires on the election deadline. The election deadline will be announced in a press release at least 10 business days (and not more than 20 business days) in advance of the date of the deadline. The election deadline is not yet known, but it is currently expected to be at 5:00 p.m. New York City time on August 30, 2007, assuming, as currently expected, that the transaction will be completed on September 7, 2007. The actual transaction completion date will depend on the timing of stockholder and regulatory approvals and other customary conditions, and, consequently, the election deadline could be altered or extended. See Instruction A.1. The Federal Reserve Board approved the transaction on May 31, 2007, the Alabama Banking Department approved the transaction on June 5, 2007, and the Bank of Spain approved the transaction on June 29, 2007.

Very Important! If you hold your Compass shares in certificate form and you do not return your Compass certificate(s) (or a properly completed guarantee of delivery) with this Form of Election, properly completed and signed, or if you hold your Compass shares in “street name” through a bank, broker, or financial intermediary and you do not provide instructions to your bank, broker, or financial intermediary to make an election on your behalf through the Depository Trust Company (“DTC”), you will be deemed to have made NO ELECTION regarding your Compass shares, and will receive cash, BBVA ADSs or a combination of both depending on the elections of other Compass stockholders.

ITEM 1 — DESCRIPTION OF COMPASS SHARES TO BE SURRENDERED. Please list the certificate(s) you are enclosing with this form; attach a separate sheet if needed. See Instruction B.4.

Description of Compass Shares to be Surrendered

Compass Shares Surrendered(1)(5)
Name(s) and address(es) of registered holder(s)		Total Number
(Please fill in, if blank, exactly as		of Compass	Number of
name(s) appear(s) on the certificate(s) (if	Compass Certificate	Shares	Compass
Compass shares are held in certificated form)	Number(s) (if Compass shares	Represented	Shares Being
(change address as necessary)	are held in certificated form)	by this Certificate	Surrendered

Number of Compass shares
held in the Dividend Reinvestment Plan (2)

Number of Compass shares
held in other plan with

Continental Stock Transfer & Trust Company (3)

Total Shares (4)

(1)	Need not be completed by holders if your Compass shares are held in “street name.” Please contact your broker or bank and follow their procedures in order to make an election with respect to your Compass shares.

(2)	Compass shares held in the Dividend Reinvestment Plan are included in the total share amount presented under your name and address above and are uncertificated.

(3)	Compass shares held in other plans with Continental Stock Transfer & Trust Company are uncertificated.

(4)	Unless otherwise indicated, it will be assumed that all Compass shares are being surrendered.

(5)	If your Compass share certificate has been lost, stolen or destroyed, please promptly call Continental Stock Transfer & Trust Company, Compass’ transfer agent, at 1-800-509-5586. A representative will send you the necessary documentation to arrange for the issuance of replacement shares.

ITEM 2 — ELECTION CHOICES.  All elections are subject to adjustment described in the proxy statement/prospectus and in the transaction agreement. As a result, holders making elections may be subject to proration. You are urged to read the proxy statement/prospectus in its entirety and the Instructions enclosed with this Form of Election before completing this Form of Election. Choose ONE of the following options. If you check more than one box, you will be considered to have made NO ELECTION, and will receive cash, BBVA ADSs or a combination of both depending on the elections of other Compass stockholders.

A. ☐	Mark this box to elect STOCK consideration on ALL of your Compass shares, subject to possible adjustment.

            OR

B. ☐	Mark this box to elect CASH consideration on ALL of your Compass shares, subject to possible adjustment.

            OR

C. ☐	Mark this box to elect a combination of STOCK and CASH consideration, and write the number of Compass shares for each form of consideration you wish to receive in the boxes below, subject to possible adjustment.

Number of Compass Shares for STOCK Consideration

Number of Compass Shares for CASH Consideration

The total number of Compass shares for which you elect to receive a combination of stock consideration and cash consideration may not exceed the total number of Compass shares listed in Item 1 of the Form of Election. If the total number of shares for which you elect to receive a combination of stock consideration and cash consideration exceeds the total number of shares entered in Item 1, your election will be deemed to be invalid. If the total number of shares for which you elect to receive a combination of cash consideration and stock consideration is less than the total entered in Item 1, you will be deemed not to have made an election for the number of shares constituting the difference.

Stock consideration will be delivered in the form of BBVA ADSs. In the event that you receive BBVA ADSs, you may convert any BBVA ADSs that you receive in the transaction into BBVA ordinary shares at no charge to you during a limited period by following the procedures described in the accompanying Q&A booklet under “Questions & Answers — 20. “How Can I Convert Any BBVA ADSs that I Receive Into BBVA Ordinary Shares Free of Charge?”‘

ITEM 3 —	SPECIAL HANDLING REQUIREMENTS.

☐ Check here if you have special issuance and payment or special delivery instructions, and complete Box A or B on the last page of this form, as appropriate. See Instructions B.3, B.5, B.7, B.8 and B.9.

By signing this form, you agree to the terms, conditions and statements set forth on this Form of Election and in the enclosed Instructions (including the representations and warranties set forth in Section C of the Instructions), the accompanying Q&A booklet and in the proxy statement/prospectus.

All registered owners must sign here.
Signature                                  Date
Signature of co-owner, if any               Date
Owner’s daytime telephone number or email address

Stockholder(s) must complete and sign the Request for Taxpayer Identification Number and Certification (“Substitute Form W-9”) on the next page.

2

REQUEST FOR TAXPAYER IDENTIFICATION NUMBER AND CERTIFICATION
(Substitute Form W-9)

SUBSTITUTE Form W-9	Part 1—PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number OR
Employer Identification Number
Payer’s Request for Taxpayer Identification Number (TIN)	Part 2—Certification Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

(2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and

(3) I am a U.S. person
Certification Instructions—You must cross out item (2) in Part 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of underreporting interest or dividends on your tax return. However, if after being notified by the IRS that you are subject to backup withholding you received another notification from the IRS stating that you are no longer subject to backup withholding, do not cross out item (2).

	SIGNATURE		DATE

NAME

ADDRESS

	CITY	STATE	ZIP CODE

NOTE:  FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN A $50 PENALTY IMPOSED BY THE INTERNAL REVENUE SERVICE AND BACKUP WITHHOLDING OF FEDERAL INCOME TAX ON ANY CASH PAYMENTS MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW “IMPORTANT TAX INFORMATION” IN THE ENCLOSED INSTRUCTIONS AND THE GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

3

Mailing Instructions:

If you want to make an election and some or all of your shares of Compass common stock are held in certificate form, you must return the Compass share certificate(s) with your completed and signed Form of Election and any other required documents to one of the addresses for the Exchange Agent, The Bank of New York, shown below. As a reminder, if you hold Compass Shares in the Compass Dividend Reinvestment Plan or other stock purchase plan with Continental Stock Transfer & Trust Company, no certificates were issued for these shares, and therefore no certificates are required to be returned for shares you hold in any of these plans. Your properly completed Form of Election must be received prior to the election deadline. We have enclosed a pre-addressed envelope for your convenience. Please keep in mind that the delivery time for registered or certified mail is often longer than regular mail. Please allow ample time for delivery.

By Regular, Registered, or Certified Mail:	By Overnight Courier:	By Hand:	Notice of Guaranteed Delivery
The Bank of New York (BBVA — Compass) P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York (BBVA — Compass) 161 Bay State Drive Braintree, MA 02184	The Bank of New York Tender & Exchange Dept. Window — Street Level 101 Barclay Street New York, NY 10286	For Eligible Institutions Only: Facsimile Only — (781) 930-4939 Confirmation of Facsimile Transmission: (781) 930-4900

Delivery shall be effected, and risk of loss shall pass, only upon proper delivery of the Form of Election and any Compass share certificates. Delivery of the Form of Election and Compass certificate(s) to an address other than set forth above will NOT constitute a valid delivery to the Exchange Agent.

If the Exchange Agent has not received your properly completed Form of Election, accompanied by your certificate(s) of your Compass shares or a properly completed guarantee of delivery by 5:00 p.m., New York City time, on the election deadline, then you have not made a valid election and will receive BBVA ADSs, cash, or a combination of both cash and BBVA ADSs depending on the elections of other Compass stockholders. The election deadline will be determined in accordance with the transaction agreement. Since the election deadline is not currently known, BBVA and Compass will issue a press release notifying you of the election deadline, not more than 20 business days before and at least 10 business days prior to the date of that deadline, but nothing further will be mailed to you at that time. If the completion of the transaction occurs on September 7, 2007, as is currently expected subject to the fulfillment of all conditions to the transaction (including stockholder and regulatory approval), it would be expected that the election deadline would be 5:00 p.m., New York City time, on August 30, 2007. The Federal Reserve Board approved the transaction on May 31, 2007, the Alabama Banking Department approved the transaction on June 5, 2007, and the Bank of Spain approved the transaction on June 29, 2007.

For Information About Lost Certificates:
Questions regarding replacement of certificates that have been lost, stolen, or destroyed should be directed to the Compass Transfer Agent, Continental Stock Transfer & Trust Company, at 1-800-509-5586. For other questions regarding the election, you may contact the Information Agent, Morrow & Co., Inc., at 1-800-460-1014.

BOX A
Special Issuance and Payment Instructions
(See Instructions B.3, B.5, B.7 and B.8)

To be completed ONLY if the transaction consideration is to be issued in the name of someone other than that shown on the front of this Form of Election.

Issue Check(s) and/or BBVA ADSs DRS Transaction Advice to:

Name:

Address:

If you complete this box, you will need a Medallion
signature guarantee by an eligible institution. See
Instructions B.3 and B.7.

If you complete this box, a Substitute Form W-9 must be
completed by the person named above.
See Instruction B.2.

BOX B
Special Delivery Instructions
(See Instructions B.3, B.5 and B.9)

To be completed ONLY if the transaction consideration is to be mailed to the registered owner at an address other than that shown on the front of this Form of Election.

Mail Check(s) and/or BBVA ADSs DRS Transaction Advice to:

Name:

Address:

If you complete this box, you will need a Medallion
signature guarantee by an eligible institution.
See Instructions B.3 and B.9.

If you completed Box A or Box B above, please sign below:

Signature	Signature of co-owner, if any

4

July 31, 2007

Dear Compass Stockholder:

We are sending you the enclosed Form of Election, together with the Instructions that follow, in connection with the expected acquisition of Compass Bancshares, Inc. (“Compass”) by Banco Bilbao Vizcaya Argentaria, S.A. (“BBVA”). Compass stockholders will vote on the transaction at a special meeting of stockholders to be held on August 8, 2007, and the transaction is expected to be completed on September 7, 2007, subject to Compass stockholders’ approval of the transaction, the receipt of all necessary regulatory approvals, the expiration of all regulatory waiting periods and the fulfillment of other customary conditions. The Federal Reserve Board approved the transaction on May 31, 2007, the Alabama Banking Department approved the transaction on June 5, 2007, and the Bank of Spain approved the transaction on June 29, 2007. The election deadline is not currently known, but if, as the companies currently expect, the transaction will be completed on September 7, 2007, the deadline for making an election will be 5:00 p.m., New York City time, on August 30, 2007. The election deadline will be announced in a press release at least 10 business days (and not more than 20 business days) in advance of the date of the deadline.

In the transaction, Compass will be acquired by BBVA. If the transaction is completed, each outstanding share of Compass common stock you own will be exchanged into the right to receive, at your election, either 2.8 BBVA American Depositary Shares (“BBVA ADSs”) or $71.82 in cash. However, all elections are subject to proration. The aggregate number of BBVA ADSs that will be delivered to Compass stockholders in the transaction is 196,000,000. As a result, if the total number of BBVA ADSs validly elected is more than 196,000,000, those Compass stockholders electing to receive BBVA ADSs will have the amount of BBVA ADSs that they receive as consideration proportionately reduced and will receive a portion of their consideration in cash, despite their election. Similarly, if the total number of BBVA ADSs validly elected, plus BBVA ADSs exchanged for non-electing Compass shares, is less than 196,000,000, those Compass stockholders electing to receive cash will have the amount of cash that they receive as consideration proportionately reduced and will receive a portion of their consideration in BBVA ADSs, despite their election.

A complete description of the transaction agreement and of the election and adjustment procedures is included in the proxy statement/prospectus that was mailed under separate cover to Compass stockholders on or about July 3, 2007. That proxy statement/prospectus may be accessed online at Compass’ website at www.compassbank.com and at the SEC’s website at www.sec.gov and in hard copy upon request to the Information Agent, Morrow & Co., Inc., at 1-800-460-1014. You should read the proxy statement/prospectus carefully and in its entirety. Your tax consequences will vary depending upon the election you make and a number of other factors. For certain information regarding the federal income tax consequences of elections, see “Material U.S. Federal Income Tax Consequences of the Transaction” and “Spanish Tax Consequences” in the proxy statement/prospectus.

Each of BBVA and Compass files annual reports with, and furnishes other reports and information to, the SEC. You may read and copy any document BBVA or Compass files with or furnishes to the SEC at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the operation of the public reference room. BBVA’s and Compass’ SEC filings are also available to the public over the Internet at the SEC’s website at www.sec.gov. To learn more about BBVA, please visit their Investor Relations website at http://inversores.bbva.com and click on the “English version” link at the top of the page. At this site investors can obtain financial information about BBVA, as well as the ADS price, trading volume and dividend history. Alternatively, you can contact: BBVA Investor Relations New York Office, Attn: Ricardo Marine, at 212-728-1660 or via email at ricardo.marine@bbvany.com. Compass makes information available to the public over the Internet at Compass’ website at www.compassbank.com. Information relating to dividends paid by BBVA is also available to the public over the Internet at the Bank of New York’s website at www.adrbny.com by typing the ticker symbol “BBV” under the DR Directory Guide.

In order to make an election between stock consideration and cash consideration, subject to proration, please complete and sign the enclosed Form of Election and the Substitute Form W-9 in accordance with the following Instructions and return the forms along with your Compass stock certificate(s) or a properly completed guarantee of delivery to The Bank of New York, the Exchange Agent for the transaction, no later than 5:00 p.m., New York City time, on the election deadline. If you hold your Compass shares in “street name” through a bank, broker, or financial intermediary, you must provide instructions to your bank, broker, or financial intermediary in order to make an election on your behalf in accordance with that institution’s procedures. If you submit a guarantee of delivery the Exchange Agent must receive the Compass shares by the time required in the guarantee of delivery.

If you do not make a proper election by the election deadline, you will have no control over the type of consideration that you will receive and your Compass shares may be exchanged for cash, BBVA ADSs or a combination of both, depending on the elections of other Compass stockholders.

Once you send your shares of Compass common stock to the Exchange Agent in order to make an election, you will not be able to sell or transfer those Compass shares, unless you revoke your election prior to the election deadline.

We encourage you to read the enclosed documents, including the Form of Election, Instructions, and Q&A Booklet. You also should read carefully the proxy statement/prospectus. If after reading these documents, you are uncertain about what to do, we encourage you to consult with a financial professional to help you make your final decision. In addition, if you have questions about the enclosed form, if you need any additional information, or if you need additional copies of the proxy statement/prospectus, please contact the Information Agent, Morrow & Co., Inc., at 1-800-460-1014.

Yours truly,

Francisco González Rodríguez Chairman and Chief Executive Officer Banco Bilbao Vizcaya Argentaria, S.A.	D. Paul Jones, Jr. Chairman and Chief Executive Officer Compass Bancshares, Inc.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’ Investor Relations department. BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

INSTRUCTIONS

Your election is subject to certain terms, conditions and limitations, which are set forth in the transaction agreement and described in the proxy statement/prospectus. The transaction agreement is included as Annex A of the proxy statement/prospectus. The proxy statement/prospectus may be accessed online at Compass’ website at www.compassbank.com and at the SEC’s website at www.sec.gov and in hard copy upon request to the Information Agent, Morrow & Co., Inc., at 1-800-460-1014. Your delivery of a Form of Election will constitute your acknowledgement of the receipt of the proxy statement/prospectus. You are encouraged to read the proxy statement/prospectus in its entirety and to discuss its contents, the transaction and the Form of Election with your personal financial and tax advisors prior to deciding which election to make. The tax consequences of your election will vary depending upon the election you make and a number of other factors.

The Form of Election and Substitute Form W-9 should be properly filled in, dated and signed, and should be delivered, together with your certificates, where applicable, or a properly completed guarantee of delivery, to the Exchange Agent, The Bank of New York, at the appropriate address set forth on the Form of Election by the election deadline (and if you submit a guarantee of delivery the Exchange Agent must receive the Compass shares by the time required in the guarantee of delivery). If your shares are held in the Dividend Reinvestment Plan or other plan with Continental Stock Transfer & Trust Company, you need only return the properly completed Form of Election and Substitute Form W-9. If you hold your Compass shares in “street name” through a bank, broker, or financial intermediary, you must provide instructions to your bank, broker, or financial intermediary in order to make an election on your behalf in accordance with that institution’s procedures.

The method of delivery of certificate(s) and any other required documents is at your election and risk. However, if certificate(s) are sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested. Risk of loss and title of the certificate(s) shall pass only upon proper delivery of the certificate(s) to the Exchange Agent. Please keep in mind that the delivery time for registered or certified mail is often longer than regular mail. Please allow ample time for delivery by the election deadline.

Please read and follow carefully the Instructions regarding completion of the Form of Election set forth below. These Instructions, terms and representations and warranties are part of the terms and conditions of the Form of Election.

Stock consideration will consist of BBVA ADSs, which will be delivered in uncertificated form through the Direct Registration System (“DRS”). You will be sent a DRS Transaction Advice evidencing your ownership of BBVA ADSs. If you prefer to hold BBVA ADSs in certificate form, you may subsequently request BBVA American Depositary Receipts (“ADRs”), which are certificates evidencing a specific number of BBVA ADSs, by checking the box on your DRS Transaction Advice and returning it to The Bank of New York.

You may convert any BBVA ADSs that you receive in the transaction into BBVA Ordinary Shares free of charge during a limited period by following the procedures described in the accompanying Q&A booklet under “Questions & Answers — 20. “How can I convert any BBVA ADSs that I receive into BBVA ordinary shares free of charge?”

A.	Special Conditions

1.  Time in Which to Elect. In order for your election to be valid, the Exchange Agent must receive a properly completed Form of Election, accompanied by certificate(s) representing all of the Compass shares you hold in certificated form and with respect to which you make an election or a properly completed guarantee of delivery, no later than 5:00 p.m., New York City time, on the election deadline (and if you submit a guarantee of delivery the Exchange Agent must receive the Compass shares by the time required in the guarantee of delivery). The election deadline will be determined in accordance with the transaction agreement. Since the election deadline is not now known, BBVA and Compass will issue a press release (which will be available on Compass’ website (www.compassbank.com) by following the link “Investor Relations,” then the link “News Releases”) notifying you of the election deadline, not more than twenty business days before and at least ten business days prior to the date of that deadline, but nothing further will be mailed to you regarding the election deadline. Subject to Compass stockholders’ approval of the transaction, the receipt of all necessary regulatory approvals (other than those already received, which include approvals from the Federal Reserve Board, the Alabama Banking Department, and the Bank of Spain), the expiration of all regulatory waiting periods and the fulfillment of other customary conditions, the completion of the transaction is currently expected to occur on September 7, 2007, in which event it is expected that the election deadline would be 5:00 p.m., New York City time, on August 30, 2007. If you do not properly follow the Instructions for making a valid election or if your election is otherwise not valid, you will be deemed not to have made an election and will receive stock consideration, cash consideration or a combination of both stock consideration and cash consideration, depending on the elections of other Compass stockholders. For a description of applicable proration procedures, please refer to the proxy statement/prospectus.

Stock certificates or Compass shares may be delivered by guaranteed delivery substantially in the form of the enclosed Notice of Guaranteed Delivery. However, if a guarantee of delivery is submitted to the Exchange Agent, the certificate(s) or Compass shares covered by the guarantee of delivery must in fact be delivered to the Exchange Agent by the time required in the guarantee of delivery.

2.  Revocation or Change of Election. Your election may be revoked by written notice duly executed and received by the Exchange Agent or, if you hold Compass shares in “street name” by instructing your bank, broker, or financial intermediary to withdraw your election by written notice duly executed and received by the Exchange Agent up to and immediately prior to the election deadline. Your written notice must specify the person in whose name the Compass shares to be withdrawn was submitted, the number of shares to be withdrawn, the name of the registered holder of the shares, and the serial numbers shown on the certificate(s). If an election is revoked, and the certificate(s) withdrawn, the certificate(s) will be returned promptly by the Exchange Agent to you or the person who submitted the certificate(s) on your behalf. You may change your election any time prior to the election deadline by withdrawing your previous election and sending a new Form of Election, properly completed and signed, to the Exchange Agent. Please note that upon revocation, unless a new properly completed Form of Election, together with your certificate(s) or a properly completed guarantee of delivery is submitted to the Exchange Agent prior to the election deadline, you will be deemed not to have made an effective election and will receive stock consideration, cash consideration or a combination of both stock consideration and cash consideration, depending on the elections of other Compass stockholders. Elections cannot be withdrawn after the election deadline.

3.  Elections Void if Transaction Not Completed. All Forms of Election will be void and of no effect if the transaction agreement is terminated. The Exchange Agent will promptly return certificate(s) or shares tendered through the Depository Trust Company (“DTC”) that it has received previously to the person who submitted them. In the event of termination, Compass shares held through DTC are expected to be available for sale or transfer promptly following the termination. Certificates submitted by you will be returned by the Exchange Agent without charge to you as promptly as practicable by first class, insured mail. Shares held in an account with Continental Stock Transfer & Trust Company will be redeposited to the account.

4.  Cash in Lieu of Fractional Interests. No fraction of a BBVA ADS will be issued. Instead, all fractional shares will be aggregated and sold, and each Compass stockholder that would otherwise be entitled to receive a fractional share will receive, in lieu of a fractional share, a pro rata distribution of the cash proceeds of that sale.

B.	General

1.  Execution and Delivery. The Form of Election and Substitute Form W-9 must be properly filled in, dated and signed in their respective signature boxes. The Form of Election must be received (together with any applicable certificates representing Compass shares as to which the election(s) is (are) made, or a properly completed guarantee of delivery) by the Exchange Agent at the address of the Exchange Agent set forth on the Form of Election prior to the election deadline (and if you submit a guarantee of delivery the Exchange

Agent must receive the Compass shares by the time required in the guarantee of delivery). If certificates delivered to the Exchange Agent are registered in different names, a properly completed and duly executed Form of Election must accompany each delivery.

In Item 1 of the Form of Election, you should list each of the certificate number(s) as to which you would like to make an election, along with the number of shares represented by each certificate. If the space is inadequate, use a separate sheet and attach it to the Form of Election. You should make an election regarding any shares (including fractional shares) held in your Dividend Reinvestment Account or other account maintained with Continental Stock Transfer & Trust Company by including them in your total.

EXAMPLE
Description of Compass Shares to be Surrendered
Name(s) and address(es) of registered holder(s)
(Please fill in, if blank, exactly as
name(s) appear(s) on the certificate(s)
(if Compass shares are held in certificated form)
(change address as necessary)		Total Number of
Joe and Mary Doe	Compass Certificate Number(s) (if	Compass Shares	Number of Compass
1234 Main Street	Compass shares are held in	Represented by this	Shares Being
Anytown, AL, 35555	certificated form)	Certificate	Surrendered
	COM123456	500	500

	COM987654	500	500

	Number of Compass shares held in the Dividend Reinvestment Plan	12.766	12.766

COM/DRP 1,012.766	Number of Compass shares held in other plan with Continental Stock Transfer & Trust Company

	Total Shares	1012.766

In Item 2 of the Form of Election, you should:

•	mark Box A if you wish to elect stock consideration for all of the Compass shares identified under Item 1 of the Form of Election, or

•	mark Box B if you wish to elect cash consideration for all of the Compass shares identified under Item 1 of the Form of Election, or

•	mark Box C if you wish to receive a combination of stock consideration and cash consideration.

If you wish to receive a combination of stock consideration and cash consideration, please also print the number of Compass shares with respect to which you wish to receive stock consideration and the number of Compass shares with respect to which you wish to receive cash consideration in the space indicated under Box C of the Form of Election. The total number of Compass shares for which you elect to receive a combination of stock consideration and cash consideration may not exceed the total number of Compass shares listed in Item 1 of the Form of Election. If the total number of shares for which you elect to receive a combination of stock consideration and cash consideration exceeds the total number of shares entered in Item 1, your election will be deemed to be invalid. If the total number of shares for which you elect to receive a combination of cash consideration and stock consideration is less than the total entered in Item 1, you will be deemed not to have made an election for the number of shares constituting the difference.

The Exchange Agent and BBVA reserve the right to deem that you have not made any election if:

•	no election choice is indicated in Item 2 of the Form of Election;

•	more than one election choice is indicated in Item 2 of the Form of Election;

•	you fail to follow the Instructions on the Form of Election (including failure to submit your Compass stock certificate(s) or a properly completed guarantee of delivery followed by the timely delivery of the Compass shares) or otherwise fail to properly make an election;

•	a completed Form of Election (including submission of your Compass stock certificate(s) or a properly completed guarantee of delivery) is not actually received by the Exchange Agent prior to the election deadline; or

•	you return the Form of Election with a properly completed guarantee of delivery but do not deliver the Compass stock certificate(s) representing the shares (or the Compass shares if your shares are uncertificated) in respect of which an election is being made within the time period specified in the guarantee of delivery.

Notwithstanding anything to the contrary in the Form of Election, BBVA reserves the right to waive any defects in a completed Form of Election but shall be under no obligation to do so. All elections are subject to proration. The aggregate number of BBVA ADSs that will be delivered to Compass stockholders in the transaction is 196,000,000. As a result, if the total number of BBVA ADSs validly elected is more than 196,000,000, those Compass stockholders electing to receive BBVA ADSs will have the amount of BBVA ADSs that they receive as consideration proportionately reduced and will receive a portion of their consideration in cash, despite their election. Similarly, if the total number of BBVA ADSs validly elected, plus BBVA ADSs exchanged for non-electing Compass shares, is less than 196,000,000, those Compass stockholders electing to receive cash will have the amount of cash that they receive as consideration proportionately reduced and will receive a portion of their consideration in BBVA ADSs, despite their election.

2.  Substitute Form W-9. Under U.S. federal income tax law, any person submitting the Form of Election relating to the registered account must provide to the Exchange Agent and BBVA his, her or its correct Taxpayer Identification Number (“TIN”), and must certify that the TIN is true, correct and complete, on the enclosed Substitute Form W-9. If the correct TIN is not provided, a penalty of $50 (and certain other penalties) may be imposed by the Internal Revenue Service (“IRS”) on the record holder or other payee, and payments made to such holder or other payee may be subject to 28% backup withholding. The TIN to be provided is that of the person submitting the Form of Election. The TIN for an individual is generally his or her social security number.

Exempt persons (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt person, that holder must submit a properly completed Form W-8BEN (or other applicable Form W-8) (“Form W-8”), signed under penalties of perjury, certifying his or her foreign status. Form W-8 can be downloaded from the IRS website at www.irs.gov.

The signature and date endorsed on the Substitute Form W-9 will serve to certify that the TIN and withholding information provided in the Form of Election are true, correct and complete. See “Important Tax Information” below for additional instructions.

If your transaction consideration is to be issued in a different name from that in which the account under which ownership of the Compass shares is held, the Substitute Form W-9 must be completed by the transferee and returned with your Form of Election. If you need additional or replacement copies of the Form W-9, these are available on the IRS’s website at www.irs.gov.

3.  Guarantee of Signatures. A signature guarantee is required on the Form of Election if you have completed the box entitled “Special Issuance and Payment Instructions” or “Special Delivery Instructions” on

the Form of Election and if the Form of Election is signed by someone other than the registered holder(s) of the Compass shares surrendered with it. A signature guarantee must be completed by an eligible guarantor institution such as a commercial bank, trust company, securities broker/dealer, credit union, or savings association participating in a Medallion Program approved by the Securities Transfer Association, Inc. (each of the foregoing being an “Eligible Institution”). See Instruction B.5. If you have any questions regarding the need for a signature guarantee, please call the Information Agent, Morrow & Co., Inc., at 1-800-460-1014. A signature guarantee is not required if the Form of Election is signed by the registered holder and neither the box entitled “Special Issuance and Payment Instructions” nor the box entitled “Special Delivery Instructions” on the Form of Election is completed.

4.  Delivery of Form of Election and Share Certificate(s). Please do not send your certificate(s) or guarantee of delivery directly to Compass or BBVA. The certificate(s) together with a properly completed and duly executed and dated copy of the Form of Election and any other documents required by the Form of Election, or a properly completed guarantee of delivery (followed by the timely delivery of the Compass shares), must be delivered to the Exchange Agent at the address set forth on the Form of Election.

The method of delivery of certificate(s) and any other required documents is at the election and risk of the owner. However, if certificate(s) are sent by mail, it is recommended that they be sent by registered mail, properly insured, with return receipt requested. Please keep in mind that the delivery time for registered or certified mail is often longer than regular mail. Please allow ample time for delivery by the election deadline. Risk of loss and title of the certificate(s) shall pass only upon proper delivery of the certificate(s) to the Exchange Agent.

All questions as to validity, form and eligibility of the surrender of any certificate and Form of Election will be determined by BBVA (which may delegate power in whole or in part to the Exchange Agent) and such determination shall be final and binding. BBVA reserves the right to waive any irregularities or defects in the surrender of any certificate(s), and any election. A surrender will not be deemed to have been made until all irregularities have been cured or waived. To the extent that adequate time is available, the Exchange Agent intends to make reasonable efforts to notify you of any defect in any Form of Election submitted by you to the Exchange Agent, but shall have no obligation to do so.

5.  Signatures on Form of Election and Endorsements. If the Form of Election is signed by you, as the registered holder(s) of the Compass shares surrendered with it, your signature(s) must correspond with the name(s) as written on the face of the certificate(s) or account title, without any alteration, enlargement or change whatsoever.

If the certificate(s) or account surrendered are owned of record by two or more persons, all owners must sign the Form of Election. If the certificates are registered in the names of different holders, it will be necessary to complete, sign and submit as many separate Form of Elections as there are different registrations of certificates or accounts.

If the Form of Election is signed by you, as the registered holder(s) of the certificates listed, and surrendered with it, no endorsements of the certificates or separate stock powers are required.

If the Form of Election is signed by a person other than the registered holder(s) of the certificates surrendered with it, the certificate(s) must be endorsed or accompanied by appropriate stock powers, in either case, signed exactly as the name(s) of the record holder(s) appears on the certificate(s), in which case the signatures on the certificates, or stock powers must be guaranteed by an Eligible Institution (as defined in Instruction B.3).

If the Form of Election or any certificate(s), is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, the signer should so indicate, give his or her full title in such capacity, and must submit proper evidence of his or her authority to so act. Stockholders with any questions regarding what constitutes proper evidence should call the Information Agent, Morrow & Co., Inc., at 1-800-460-1014. The Exchange Agent will not exchange any Compass shares until these instructions have been complied with.

6.  New BBVA ADSs in Same Name. If the BBVA ADS(s) issued in the transaction is/are to be registered in exactly the same name that appears on the Compass certificate(s) being surrendered with the Form of Election, the stockholder will not be required to endorse the certificate(s) surrendered with it or to make any payment for transfer taxes.

7.  New BBVA ADSs in Different Name. If the BBVA ADS(s) issued in the transaction is/are to be registered in a name other than exactly the name that appears on the Compass certificate(s) being surrendered with the Form of Election, the certificate(s) being surrendered must be endorsed, or accompanied by an appropriate signed stock power, and the signatures appearing on the endorsement(s) or stock power(s) and on the Form of Election must be guaranteed by an Eligible Institution (as defined in Instruction B.3). If the BBVA ADS(s) issued in the transaction are to be registered in a name other than exactly the name that appears on the account held with Continental Stock Transfer & Trust Company, the signatures appearing on the Form of Election must be guaranteed by an Eligible Institution. Also, in each case, the “Special Issuance and Payment Instructions” box on the Form of Election must be completed. See Instruction B.2 as to certifying the Taxpayer Identification Number for the new registered owner. Also see Instruction B.8 as to stock transfer taxes.

8.  Stock Transfer Taxes. In the event that any transfer or other taxes become payable by reason of the payment of the transaction consideration in any name other than that of the record holder, it shall be a condition of the issuance and delivery of the transaction consideration that the amount of any stock transfer taxes (whether imposed on the registered holder or the transferee) shall be delivered to the Exchange Agent or satisfactory evidence of payment of the taxes, or exemption therefrom, shall be submitted before the transaction consideration is issued. Additionally, the requisite stock transfer tax stamps must be affixed to the certificate(s) or funds must be provided for their purchase.

9.  Special Delivery Instructions. The “Special Delivery Instructions” box on the Form of Election must indicate the name and address of the person(s) to whom the DRS Transaction Advice and/or check comprising the transaction consideration are to be sent if different from the name and address of the person(s) signing the Form of Election. Filling in the box will NOT change your address for dividends and other mailings.

10.  Lost, Stolen or Destroyed Certificates. If your certificate(s) has been lost, stolen or destroyed, please contact Compass’ Transfer Agent, Continental Stock Transfer & Trust Company, at 1-800-509-5586. You will then be instructed as to the steps you must take in order to surrender your shares for exchange. You will not be able to make an election on those shares until they have been replaced by the Transfer Agent.

11.  Correction of or Change in Name. For a correction of name or for a change in name which does not involve a change in ownership, you may proceed as follows: (a) for a change in name by marriage, etc., the Form of Election should be signed, e.g., “Mary Doe, now by marriage Mary Jones” and (b) for a correction in name, the Form of Election should be signed, e.g., “James E. Brown, incorrectly inscribed as J.E. Brown”. In each such case, the signature on the Form of Election must be guaranteed as provided in Instruction B.3 above; the signature of a notary public is not sufficient for this purpose.

12.  Information and Additional Copies. You may obtain information and additional copies of the election materials by writing to the Exchange Agent’s mailing address or calling the Exchange Agent at 1-800-507-9357, or by downloading them from Compass’ website at www.compassbank.com. You may access the proxy statement/prospectus online at Compass’ website at www.compassbank.com and at the SEC’s website at www.sec.gov and in hard copy upon request to the Information Agent at 1-800-460-1014. By submitting the Form of Election you acknowledge the receipt of the proxy statement/prospectus.

C.	Representations and Warranties of the Compass Stockholder

By signing and returning the Form of Election or guarantee of delivery form to the Exchange Agent, you agree to the statements set forth below:

1.  Pursuant to the transaction agreement and subject to the election and adjustment procedures described in it and in the proxy statement/prospectus, you thereby surrender your Compass shares listed on the Form of Election, and elect, as indicated in the Form of Election, to receive for each Compass share represented by the certificates the stock consideration or the cash consideration, subject to proration.

2.  You represent and warrant that you are, as of the date indicated on the Form of Election, and will be, as of the completion date of the transaction (unless you validly withdraw your election prior to the election deadline), the registered holder of the Compass shares represented by the enclosed certificate(s) or the account indicated on the Form of Election, with good title thereto and with full power and authority to make the election indicated and to sell, assign and transfer the Compass shares represented by the enclosed certificate(s) and/or account free and clear of all liens, restrictions, charges and encumbrances, and not subject to any adverse claims. You will, upon request, execute any additional documents necessary or desirable to complete the surrender and exchange of your Compass shares. You irrevocably appoint the Exchange Agent as your agent to effect the exchange. All authority conferred or agreed to be conferred in the Form of Election (or guarantee of delivery) shall be binding upon your successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, your death or incapacity.

3.  You understand and acknowledge that you will not receive the transaction consideration until the transaction is completed and until the certificate(s) representing your Compass shares are received by the Exchange Agent at the address set forth above, together with such additional documents as the Exchange Agent may require, and until the certificates or account are processed for exchange by the Exchange Agent. You understand and acknowledge that the method of delivery of the certificate(s) and all other required documents is at your option and risk and that the risk of loss and title to your certificate(s) shall pass only after the Exchange Agent has actually received the certificate(s). You further understand and acknowledge that no interest will accrue on the transaction consideration, including on any cash paid in lieu of fractional BBVA ADSs, or on any dividends paid with respect to your BBVA ADSs.

4.  You make the election set forth in Item 2, “Election Choices,” of the Form of Election. You understand that the purpose of the election procedures described in the Form of Election is to permit holders of Compass shares to express their preferences of the kind of transaction consideration they elect to receive in the transaction, subject to adjustment. You understand that the preference expressed with respect to the kind of transaction consideration may not be fully satisfied depending upon the preferences of other Compass stockholders.

5.  You agree that if you do not make an election or if you make an invalid election for any Compass shares held by you, you will be deemed not to have made an election and will receive stock consideration, cash consideration or a combination of both stock consideration and cash consideration, depending on the elections of other Compass stockholders.

6.  You acknowledge that none of Compass, BBVA, the Compass board of directors and the BBVA board of directors has made any recommendation as to whether or not you should make a particular type of election. You also acknowledge that you were advised to make your own decision, in consultation with your own financial and tax advisors, if any, as to which type of election to make.

7.  Unless otherwise indicated on the Form of Election in the box entitled “Special Issuance and Payment Instructions,” in exchange for the enclosed certificate(s) (or those delivered pursuant to a guarantee of delivery or your account), you instruct the Exchange Agent to issue in your name, as it appears on the Form of Election, (i) the transaction consideration, subject to adjustment, in the form elected by you in Item 2 in the

Form of Election, “Election Choices,” and (ii) a check for cash in lieu of any fractional BBVA ADS that would otherwise be issued. Similarly, unless otherwise indicated in the box entitled “Special Delivery Instructions,” you instruct the Exchange Agent to mail the transaction consideration to you at the address shown on the Form of Election. In the event that both the Special Issuance and Payment Instructions and the Special Delivery Instructions are completed, you instruct the Exchange Agent to issue and mail the transaction consideration to the person or entity so indicated at the address indicated. Appropriate signature guarantees by an Eligible Institution (as defined in Instruction B.3) have been included with respect to the Compass shares for which Special Issuance and Payment Instructions and/or Special Delivery Instructions have been given.

8.  You understand and acknowledge that BBVA (which may delegate power in whole or in part to the Exchange Agent), in the exercise of its reasonable discretion, shall have the right to make all determinations, not inconsistent with the transaction agreement, governing (i) the validity of the Form of Election and compliance by you with the election procedures established for this transaction, (ii) the manner and extent to which elections are to be taken into account in making the adjustment determinations, (iii) the issuance and delivery of DRS Transaction Advices representing the whole number of BBVA ADSs to be issued as stock consideration and (iv) the method of payment of cash consideration and cash in lieu of fractional shares of BBVA ADSs.

9.  You understand that BBVA has a Direct Registration System (“DRS”) for its ADSs. This means that BBVA’s Depositary will hold any BBVA ADSs you receive in the transaction in an electronic, book-entry form following the transaction and subsequently if there is activity in your account, you will receive a DRS Transaction Advice providing updated information on your shares.

IMPORTANT TAX INFORMATION

Under U.S. federal income tax law, a person who holds Compass shares surrendered for exchange and, if applicable, each other payee is required to provide the Exchange Agent with the holder’s or payee’s properly certified Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 included with these materials (or, alternatively, to establish another basis for exemption from backup withholding). If the holder or payee is an individual, the TIN is generally his or her social security number. If the Exchange Agent is not provided with the correct TIN, the holder or payee may be subject to a $50 penalty (and potentially to other penalties) imposed by the IRS. In addition, any payment of consideration made to the holder or payee with respect to the holder or payee’s Compass shares may be subject to backup withholding.

Certain holders of Compass shares and payees (including, among others, all corporations and certain foreign individuals) are not subject to these backup withholding and reporting requirements. A foreign individual may qualify as an exempt recipient by submitting to the Exchange Agent a properly completed Form W-8 (which the Exchange Agent will supply upon request), signed under penalties of perjury, attesting to that individual’s exempt status.

If (i) the holder of Compass shares or other payee does not furnish the Exchange Agent with a TIN in the required manner, (ii) the IRS notifies the Exchange Agent that the TIN provided is incorrect, or (iii) the holder or payee is required but fails to certify that it is not subject to backup withholding, backup withholding will apply. If backup withholding applies, the Exchange Agent is required to withhold 28% (or such other rate specified by the Internal Revenue Code of 1986, as amended) of any payment made to the holder of the Compass shares or other payee. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained by the holder or payee from the IRS.

Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

Purpose of Substitute Form W-9

To prevent backup withholding on payments that are made to a holder or payee in respect of Compass shares, the holder or payee is required to notify the Exchange Agent of his or her correct TIN by completing the Substitute Form W-9, certifying that the TIN provided on the Substitute Form W-9 is correct (or that the holder is awaiting a TIN), and that the holder or payee is not subject to backup withholding because (a) the holder has not been notified by the IRS that the holder is subject to backup withholding as a result of a failure to report all interest or dividends, (b) the IRS has notified the holder that the holder is no longer subject to backup withholding or (c) the holder is exempt from backup withholding.

What Number to Give the Exchange Agent

The holder or payee is required to give the Exchange Agent the TIN (e.g., the social security number or employer identification number) of the registered holder of the Compass shares or of the payee. If the Compass shares are held in more than one name or are not in the name of the actual owner, the table below will help determine the number to give to the Exchange Agent:

Note:  Social security numbers have nine digits separated by two hyphens: i.e. 000-00-0000. Employer identification numbers have nine digits separated by only one hyphen: i.e. 00-0000000.

For this type of account:	Give the name and Social Security number of —
1. An individual’s account	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account(1)
3. Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. (a) The usual revocable savings trust (grantor is also trustee)	The grantor-trustee(1)
(b) So-called trust account that is not a legal or valid trust under state law	The actual owner(1)
5. Sole proprietorship account or single-owner LLC	The owner(3)

For this type of account:	Give the name and Employer Identification Number of —
6. A valid trust, estate or pension trust	The legal entity(4)
7. Corporate account or LLC electing corporate status on IRS Form 8832	The corporation
8. Partnership account (or multiple-member LLC) held in the name of the business	The partnership
9. Association, club or other tax-exempt organization account	The organization
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)	Show the name of the owner. You must show your individual name, but you may also enter your business or “doing business as” name. Either your social security number or employer identification number (if you have one) may be used.

(4)	List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

Note:  If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

Obtaining a Number

If you do not have a TIN you should apply for one immediately. You may obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form online at www.socialsecurity.gov. You may obtain Form SS-4, Application for IRS Individual Taxpayer identification Number, from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS website at www.irs.gov. If you do not have a TIN, write “Applied For” in the space for the TIN.

Payees Exempt from Backup Withholding

Payees specifically exempted from backup withholding on all dividend and interest payments and on broker transactions include the following:

•	A corporation.

•	A financial institution.

•	An organization exempt from tax under Section 501(a), or an individual retirement account, or a custodial account under Section 403(b)(7) if the account satisfies the requirements of Section 401(f)(2).

•	The United States or any agency or instrumentality thereof.

•	A state, the District of Columbia, a possession of the United States, or any subdivision or instrumentality thereof.

•	An international organization or any agency or instrumentality thereof.

•	A dealer in securities or commodities required to register in the United States, the District of Columbia or a possession of the United States.

•	A real estate investment trust.

•	A common trust fund operated by a bank under Section 584(a).

•	An entity registered at all times during the tax year under the Investment Company Act of 1940.

•	A foreign central bank of issue.

Certain other payees may be exempt from either dividend and interest payments or broker transactions. You should consult your tax advisor to determine whether you might be exempt from backup withholding. Exempt payees described above should file the Substitute Form W-9 to avoid possible erroneous backup withholding. Complete the Substitute Form W-9 as follows:

ENTER YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” ACROSS THE FACE OF THE FORM, SIGN AND DATE THE FORM AND RETURN THE FORM TO THE PAYOR.

IF YOU ARE A NONRESIDENT ALIEN OR FOREIGN ENTITY NOT SUBJECT TO BACKUP WITHHOLDING, GIVE THE PAYOR THE APPROPRIATE COMPLETED IRS FORM W-8.

Privacy Act Notice

Section 6109 requires you to provide your correct taxpayer identification number to payors who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payors must be given numbers whether or not recipients are required to file tax returns. Payors must generally withhold 28% of taxable interest, dividend and certain other payments to a payee who does not furnish a TIN to a payor. Certain penalties may also apply.

QUESTIONS AND ANSWERS

About the Surrender of Compass Shares for BBVA ADSs and/or Cash
or a Combination of Both Cash and BBVA ADSs

The following are answers to some frequently asked questions about the surrender, subject to the completion of the transaction, of Compass shares in connection with the transaction. The information presented is qualified in its entirety by reference to (i) the Transaction Agreement, dated as of February 16, 2007, between BBVA and Compass (a copy of which was included as Annex A to the proxy statement/prospectus, dated June 29, 2007, mailed to Compass stockholders in connection with the August 8, 2007 special meeting of stockholders at which the transaction will be voted on by the Compass stockholders), (ii) the proxy statement/prospectus, and (iii) the enclosed Form of Election. You are urged to read these materials, including the proxy statement/prospectus, carefully.

IF YOU HAVE ADDITIONAL QUESTIONS ABOUT THE SURRENDER OF YOUR COMPASS
SHARES OR NEED FURTHER ASSISTANCE, PLEASE CALL THE INFORMATION AGENT,
MORROW & CO., INC., AT 1-800-460-1014.

1.  What election am I being asked to make?

You are being asked to make an election to choose stock consideration or cash consideration, subject to proration, for each Compass share you own. If the transaction is completed, each outstanding share of Compass common stock you own will be exchanged into the right to receive, at your election, either 2.8 BBVA American Depositary Shares (“BBVA ADSs”) or $71.82 in cash. However, all elections are subject to proration as described in the proxy statement/prospectus. The aggregate number of BBVA ADSs that will be delivered to Compass stockholders in the transaction is 196,000,000. As a result, if the total number of BBVA ADSs validly elected is more than 196,000,000, those Compass stockholders electing to receive BBVA ADSs will have the amount of BBVA ADSs that they receive as consideration proportionately reduced and will receive a portion of their consideration in cash, despite their election. Similarly, if the total number of BBVA ADSs validly elected, plus BBVA ADSs exchanged for non-electing Compass shares, is less than 196,000,000, those Compass stockholders electing to receive cash will have the amount of cash that they receive as consideration proportionately reduced and will receive a portion of their consideration in BBVA ADSs, despite their election.

Please note that Compass stockholders who receive BBVA ADSs following the completion of the transaction may convert their BBVA ADSs into BBVA ordinary shares at no charge to them during a limited period of time after the completion of the transaction. Please see Question 20 below for more information.

For certain information regarding the U.S. federal income tax consequences of an election between stock consideration or cash consideration, see “Material U.S. Federal Income Tax Consequences of the Transaction” in the proxy statement/prospectus.

2.  What are BBVA ADSs?

American Depositary Shares, or ADSs, are securities issued by a U.S. commercial bank that represent an established number of shares of a foreign-based company’s equity. ADSs are quoted in U.S. dollars and trade, settle and clear in the same manner as other U.S. securities. Each BBVA ADS represents one BBVA ordinary share. Although the BBVA ADSs are similar to the underlying ordinary shares and carry substantially the same rights, they are not identical. For a full explanation of BBVA ADSs, please visit www.sec.gov/edgar.shtml and read the section entitled “Description of BBVA American Depositary Shares” in BBVA’s Form F-4 filed on June 29, 2007 with the Securities and Exchange Commission.

3.  On what stock exchange do the BBVA ADSs trade?

BBVA ADSs are quoted in U.S. dollars on the New York Stock Exchange. Year-to-date, BBVA’s ADS average daily trading volume is approximately 1.1 million ADSs, compared to approximately 1.4 million shares for Compass common stock during the same period.

Symbol:	BBV
CUSIP:	05946K101
Exchange:	New York Stock Exchange
Ratio:	1:1
Depositary:	The Bank of New York (Sponsored)
Effective Date:	Jan 15, 1996
Underlying SEDOL:	5501906
Underlying ISIN:	ES0113211835
U.S. ISIN:	US05946K1016

4.  Will holders of BBVA ADSs have voting rights?

Yes, holders of BBVA ADSs will have voting rights. Holders of BBVA ADSs as of the record date for a particular stockholder vote will be entitled to vote on proposals by instructing The Bank of New York to vote their shares on their behalf. Corporate action notifications and stockholder meeting materials will be delivered to holders of BBVA ADSs in English.

5.  Where can I go to learn more about BBVA ADS?

To learn more about BBVA ADSs, please visit www.adrbny.com, and type the ticker symbol “BBV” under the DR Directory Guide. To learn more about BBVA, please visit their Investor Relations website at http://inversores.bbva.com and click on the “English version” link at the top of the page. At this site investors can obtain information in English about BBVA, as well as the ADS price, trading volume and dividend history. Alternatively, you can contact:

BBVA Investor Relations New York Office	The Bank of New York ADR Division
Ricardo Marine	General Shareholder Inquiries
Tel: 212-728-1660	Tel.: 1-888-BNY-ADRS
E-mail: ricardo.marine@bbvany.com

6.  By when must I elect the type of transaction consideration that I prefer to receive?

A properly completed and signed Form of Election must be returned along with your Compass stock certificate(s), or a properly completed guarantee of delivery, to the Exchange Agent, The Bank of New York, no later than 5:00 p.m., New York City time, on the election deadline (and if you submit a guarantee of delivery the Exchange Agent must receive the Compass shares by the time required in the guarantee of delivery). The election deadline will be determined in accordance with the transaction agreement. Since the election deadline is not currently known, BBVA and Compass will issue a press release (which will be available on Compass’ website (www.compassbank.com) by following the link “Investor Relations,” then the link “News Releases”) notifying you of the election deadline, not more than twenty business days before and at least ten business days prior to the date of that deadline, but nothing further will be mailed to you at that time. Subject to Compass stockholders’ approval of the transaction, the receipt of all necessary regulatory approvals, the expiration of all regulatory waiting periods and the fulfillment of other customary conditions, the transaction is currently expected to be completed on September 7, 2007, in which event we expect that the election deadline would be 5:00 p.m., New York City time, on August 30, 2007. The Federal Reserve Board approved the transaction on May 31, 2007, the Alabama Banking Department approved the transaction on June 5, 2007, and the Bank of Spain approved the transaction on June 29, 2007.

2

7.  What is the Form of Election?

The Form of Election allows you to choose BBVA ADSs, cash, or a combination of both. To make this election, follow the enclosed instructions to complete the enclosed Form of Election and return it to the Exchange Agent along with your Compass share certificates, if applicable, prior to the election deadline.

Enclosed with the Form of Election are instructions for surrendering your Compass share certificate(s) to the Exchange Agent and uncertificated Compass shares held in the Dividend Reinvestment Plan or other plan with Continental Stock Transfer & Trust Company. You must complete, sign and return the Form of Election to the Exchange Agent along with your Compass share certificates prior to the election deadline in order to receive the transaction consideration.

8.  What will happen if I do not complete and return all necessary materials to the Exchange Agent by the election deadline?

You will then be deemed not to have made an election and will receive stock consideration, cash consideration or a combination of both stock consideration and cash consideration depending on the elections made by other Compass stockholders. You will not, however, receive the transaction consideration until you have surrendered your Compass stock certificates. No Compass stockholder will receive any consideration until the transaction is completed.

9.  What will happen if I submit my Compass stock certificates and submit the Form of Election, and then later decide to change my mind?

You may withdraw your election any time prior to the election deadline by sending a signed letter of withdrawal to the Exchange Agent. You may change your election any time prior to the election deadline by withdrawing your previous election and sending a new Form of Election, properly completed and signed along with any Compass certificates, to the Exchange Agent. However, the time to make a valid election is limited, so we encourage you to consider carefully your choice before sending in your materials. The Exchange Agent must receive any withdrawals of your election and/or new Form of Election by the election deadline for the change or withdrawal to be valid.

10.  How should I mail in my Form of Election and any Compass share certificates?

You are responsible for the delivering to the Exchange Agent your Form of Election and any Compass share certificates that you wish to surrender. The method of delivery is at your election and risk. We recommend that you use registered mail, properly insured, return receipt requested. Please keep in mind that the delivery time for registered or certified mail is often longer than regular mail. Whichever method you choose, please be sure to allow ample time for delivery. The Form of Election and your stock certificates may be delivered by hand, sent by courier, or mailed in the enclosed return envelope, to one of the following addresses:

By Regular, Registered, or Certified Mail:	By Overnight Courier:	By Hand:
The Bank of New York	The Bank of New York	The Bank of New York
(BBVA – Compass)	(BBVA – Compass)	Tender & Exchange Dept.
P.O. Box 859208	161 Bay State Drive	Window – Street Level
Braintree, MA 02185-9208	Braintree, MA 02184	101 Barclay Street
New York, NY 10286

If you have any questions regarding the procedure for submitting your election or submitting a guarantee of delivery, please contact the Information Agent, Morrow & Co., Inc., at 1-800-460-1014.

11.  What if I have separate accounts?

You will receive and must complete a separate Form of Election for each account that you have.

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12.  How do I elect transaction consideration for shares in my Compass retirement plan account?

You will receive a separate packet of information describing the procedures that must be followed to elect stock consideration or cash consideration, subject to adjustment, for the shares of Compass in your Compass retirement plan account. You must follow the instructions set forth in that packet of information to make an effective election with respect to shares held in your 401k/ESOP or retirement accounts.

13.  How do I elect transaction consideration for shares held in my Dividend Reinvestment Account or other plan held at Continental Stock Transfer and Trust Company?

You should make your share election for shares held in your Dividend Reinvestment Account or another plan account maintained for you by Compass’ transfer agent, Continental Stock Transfer and Trust Company, by completing the Form of Election and returning it to the Exchange Agent.

14.  What if my Compass share certificate contains a restrictive legend?

The presence of a restrictive legend on your Compass share certificate has no effect on the procedures for making an election of stock consideration or cash consideration. You should follow the procedures set forth in these instructions for making an election of transaction consideration with respect to these shares.

15.  If my Compass share certificate is lost, stolen or destroyed, how do I get it replaced?

If your Compass share certificate has been lost, stolen or destroyed, please promptly call Continental Stock Transfer & Trust Company, Compass’ transfer agent, at 1-800-509-5586. A representative will send you the necessary documentation to arrange for the issuance of replacement shares.

16.  What should I do if I want my BBVA ADSs or cash consideration issued in a different name(s)?

Please follow the directions in Item B.6 of the enclosed Instructions. All changes in registration require a “Medallion” signature guarantee. You can have your signature Medallion Guaranteed at a financial institution such as a commercial bank, a trust company, a national bank, a credit union, a brokerage firm or a savings association that participates in the “Medallion” program. Please note that notarization by a notary public is not a valid substitute for a Medallion Guaranteed signature. In addition, unless you certify the Taxpayer Identification Number for the new account, you may be subject to backup withholding and other penalties. Please refer to Instruction B.2.

17.  What if my Compass shares are held by a bank or broker?

Please contact your bank or broker for information on how they will handle your account.

18.  How long will it take the Exchange Agent to exchange my Compass shares and mail my transaction consideration if the transaction is completed?

Assuming that you properly complete the Form of Election and you surrender all of your Compass share certificates for your Compass shares by the election deadline, it will generally take approximately 5 business days from the date of completion of the transaction for the Exchange Agent to process and mail to you your transaction consideration. If there is any problem with your documentation once it reaches the Exchange Agent, the Exchange Agent will take reasonable steps to endeavor to notify you to resolve the problem. Your election will not be valid until any and all problems with your documentation are resolved. If any problem with your Form of Election is not resolved prior to the election deadline, you will be deemed not to have made an election and will receive stock consideration, cash consideration or a combination of both stock consideration and cash consideration depending on the elections made by other Compass stockholders.

19. What will I receive if I receive BBVA ADSs? How will I receive the BBVA ADSs?

The BBVA ADSs will be delivered through a Direct Registration System (“DRS”), whereby your BBVA ADSs are tracked electronically and protected from loss, theft or destruction. The DRS is described in further detail in Question 21 below. You will be sent a DRS Transaction Advice evidencing your ownership of

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BBVA ADSs. Former Compass Stockholders also have the flexibility to receive BBVA ADSs in certificated form by checking the box on the DRS Transaction Advice and returning it to The Bank of New York.

20. How can I convert any BBVA ADSs that I receive into BBVA ordinary shares free of charge?

If you validly complete and deliver a Form of Election prior to the election deadline, then during the one-week period following the date on which BBVA ADSs are delivered to you, you may convert any BBVA ADSs that you receive as stock consideration in the transaction into BBVA ordinary shares at no charge to you by calling the Depositary at 212-815-2231 or calling your broker or dealer and following the procedures for such conversion. Holders of Compass shares that do not make a valid election will have the ability to convert any BBVA ADSs that they receive as stock consideration in the transaction into BBVA ordinary shares at no charge to you during the two-week period commencing with the mailing by the Exchange Agent of transmittal letters by calling the Depositary at 212-815-2231 or their broker or dealer and following the procedures for such conversion. Transmittal letters are expected to be mailed promptly following the completion of the transaction. In order to convert BBVA ADSs into ordinary shares, you will be required to have a brokerage account with a broker that is able to custodize Shares in the Spanish Central Depository “Iberclear.” Please be advised that such accounts are usually more expensive to maintain than purely domestic accounts. Additionally, BBVA ordinary shares are quoted in Euros and also pay dividends in Euros. Also note that BBVA ordinary shares cannot be delivered in certificated form.

21. What is the Direct Registration System?

The Direct Registration System (DRS) is a non-certificate, statement-based method of holding shares registered directly with BBVA’s transfer agent, The Bank of New York.

The DRS is a securities industry initiative supported by the Securities and Exchange Commission that is intended to improve the efficiency of clearing and settlement of securities transactions in the capital markets. Benefits of holding shares in DRS form include:

■	DRS shares carry all the rights and privileges of certificated shares;

■	costs associated with holding physical certificates, such as storage/safekeeping and/or certificate replacement, are eliminated; and

■	DRS enables electronic transactions, such as share transfer or delivery to/from a brokerage account, without the need to deliver a physical certificate.

22. How can I access my DRS account with The Bank of New York?

You can access your account online at www.stockbny.com or by calling 1-800-345-1612.

23. How are dividends on BBVA ADSs distributed?

ADS dividends and other cash distributions are paid in U.S. dollars. Registered holders of BBVA ADSs will receive dividend payments from The Bank of New York, as Depositary. For further information about BBVA ADS dividend payments, record dates, and dividend payment history, please visit www.adrbny.com, and type the ticker symbol “BBV” under the DR Directory Guide.

24. Does the BBVA ADS program have a Dividend Reinvestment Plan?

Global BuyDIRECT is a Bank of New York-sponsored dividend reinvestment and direct purchase program for ADS programs of non-U.S. companies. BBVA’s ADS Global BuyDIRECT plan allows existing stockholders to use dividends to automatically purchase additional BBVA ADSs. The plan also allows first-time and existing investors to purchase additional BBVA ADSs on a transactional basis. These investments are made through The Bank of New York as transfer agent.

As a participant in BBVA’s ADS Global BuyDIRECT plan, an investor benefits from the direct ownership of his or her ADSs, the efficiency of receiving corporate communications directly from BBVA, and the savings resulting from reduced brokerage and transaction costs.

For more information about BBVA’s ADS Global BuyDIRECT plan, please visit www.stockbny.com or call 1-800-345-1612.

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25. Will I have to pay a capital gains tax to the Spanish government when I decide to sell my BBVA ADSs?

No, you are only required to pay a capital gains tax, if applicable, to the U.S. federal government on any gains recognized upon a sale of BBVA ADSs.

26. What is a Substitute Form W-9 “Request for Taxpayer Identification Number and Certification”? What form should I use if I am a non-U.S. stockholder?

The Substitute Form W-9 must be completed and signed. If you do not submit a properly completed Substitute Form W-9, any payments made to you may be subject to backup withholding. See the section entitled “Important Tax Information” in the enclosed Instructions for additional instructions.

Non-U.S. stockholders should provide a Form W-8BEN (or other applicable Form W-8), which may be obtained from the Exchange Agent or the IRS’s website at www.irs.gov. Non-U.S. stockholders should contact the Exchange Agent for further information.

27. What if I lose my Form of Election or need an additional one?

You should call the Exchange Agent at 1-800-507-9357 and request that a duplicate Form of Election be mailed to you, or download a duplicate Form of Election from Compass’ website at www.compassbank.com. Keep in mind that the Exchange Agent must receive any Form of Election changes by the election deadline.

28. If I still have questions about the transaction and my exchange of Compass shares, whom should I call?

You should call the Information Agent, Morrow & Co., Inc., at 1-800-460-1014 to answer any questions you may have.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’ Investor Relations department. BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

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ACQUISITION OF COMPASS BANCSHARES, INC.
BY
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

July 31, 2007

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

We are sending you the enclosed Form of Election in connection with the expected acquisition of Compass Bancshares, Inc. by Banco Bilbao Vizcaya Argentaria, S.A. The deadline for making an election will be determined in accordance with the transaction agreement. Since the election deadline is not now known, BBVA and Compass will issue a press release (which will be available on Compass’ website (www.compassbank.com) by following the link “Investor Relations,” then the link “News Releases”) notifying you of the election deadline, not more than twenty business days before and at least ten business days prior to the date of that deadline, but nothing further will be mailed to you at that time. Subject to Compass stockholders’ approval of the transaction, the receipt of all necessary regulatory approvals, the expiration of all regulatory waiting periods and the fulfillment of other customary conditions, the completion of the transaction is currently expected to occur on September 7, 2007, in which event it would be expected that the election deadline would be 5 p.m., New York City time, on August 30, 2007. The Federal Reserve Board approved the transaction on May 31, 2007, the Alabama Banking Department approved the transaction on June 5, 2007, and the Bank of Spain approved the transaction on June 29, 2007.

The materials relating to the proposed transaction and the stockholder election have been forwarded to the Depository Trust Company participant as the registered holder of shares of Compass common stock that you hold for your client’s account or benefit. As described more fully in the proxy statement/prospectus filed in connection with the transaction, if the transaction is completed, each outstanding share of Compass common stock will be exchanged into the right to receive, at the holder’s election, either 2.8 BBVA American Depositary Shares (“BBVA ADSs”) or $71.82 in cash. However, all elections are subject to proration. The aggregate number of BBVA ADSs that will be delivered to Compass stockholders in the transaction is 196,000,000. As a result, if the total number of BBVA ADSs validly elected is more than 196,000,000, those Compass stockholders electing to receive BBVA ADSs will have the amount of BBVA ADSs that they receive as consideration proportionately reduced and will receive a portion of their consideration in cash, despite their election. Similarly, if the total number of BBVA ADSs validly elected, plus BBVA ADSs exchanged for non-electing Compass shares, is less than 196,000,000, those Compass stockholders electing to receive cash will have the amount of cash that they receive as consideration proportionately reduced and will receive a portion of their consideration in BBVA ADSs, despite their election.

Stockholders may make the stock election and/or the cash election with respect to all or any number of their shares of Compass common stock. No fractional shares will be issued and stockholders will receive a cash payment in lieu of fractional shares.

Any elections may be made only by you pursuant to your client’s instructions.

For your information, and for forwarding to your clients for whom you hold Compass common stock registered in your name or in the name of your nominee, we are enclosing a printed form of letter, which may be sent to your clients for whose accounts you hold Compass common stock registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions regarding the stockholder election. We also enclose the Form of Election for guidance only.

The Bank of New York, the Exchange Agent, must receive elections no later than the election deadline. WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

Requests for additional information or questions about the election materials may be directed to the Information Agent, Morrow & Co., Inc., toll-free at 1-800-460-1014.

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS AN AGENT OF ANY OF THE COMPANY, THE PROXY SOLICITOR OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE PROPOSED TRANSACTION OR ELECTION OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

Yours truly,

Francisco González Rodríguez Chairman and Chief Executive Officer Banco Bilbao Vizcaya Argentaria, S.A.	D. Paul Jones, Jr. Chairman and Chief Executive Officer Compass Bancshares, Inc.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT

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DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/ PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’ Investor Relations department. BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

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ACQUISITION OF COMPASS BANCSHARES, INC.
BY
BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

July 31, 2007

To Our Clients:

We are sending you the enclosed Instruction Form in connection with the expected acquisition of Compass Bancshares, Inc. by Banco Bilbao Vizcaya Argentaria, S.A. The deadline for making an election (the “Election Deadline”) will be determined in accordance with the transaction agreement. Since the Election Deadline is not now known, BBVA and Compass will issue a press release (which will be available on Compass’ website (www.compassbank.com) by following the link “Investor Relations,” then the link “News Releases”) notifying you of the Election Deadline, not more than twenty business days before and at least ten business days prior to the date of that deadline, but nothing further will be mailed to you at that time. Subject to Compass stockholders’ approval of the transaction, the receipt of all necessary regulatory approvals, the expiration of all regulatory waiting periods and the fulfillment of other customary conditions, the completion of the transaction is currently expected to occur on September 7, 2007, in which event it would be expected that the Election Deadline would be 5 p.m., New York City time, on August 30, 2007. The Federal Reserve Board approved the transaction on May 31, 2007, the Alabama Banking Department approved the transaction on June 5, 2007, and the Bank of Spain approved the transaction on June 29, 2007.

The materials relating to the proposed transaction and the stockholder election have been forwarded to you as a holder of shares of Compass common stock. As described more fully in the proxy statement/prospectus previously delivered to you in connection with the transaction, if the transaction is completed, each outstanding share of Compass common stock you own will be exchanged into the right to receive, at your election, either 2.8 BBVA American Depositary Shares (“BBVA ADSs”) or $71.82 in cash. However, all elections are subject to proration. The aggregate number of BBVA ADSs that will be delivered to Compass stockholders in the transaction is 196,000,000. As a result, if the total number of BBVA ADSs validly elected is more than 196,000,000, those Compass stockholders electing to receive BBVA ADSs will have the amount of BBVA ADSs that they receive as consideration proportionately reduced and will receive a portion of their consideration in cash, despite their election. Similarly, if the total number of BBVA ADSs validly elected, plus BBVA ADSs exchanged for non-electing Compass shares, is less than 196,000,000, those Compass stockholders electing to receive cash will have the amount of cash that they receive as consideration proportionately reduced and will receive a portion of their consideration in BBVA ADSs, despite their election.

Any elections may only be made by us as the registered holder of shares of Compass common stock and pursuant to your instructions. The enclosed Form of Election is for your guidance only. In order for us to submit an election on your behalf, you must instruct us of your desired election(s) by completing, executing and returning to us the attached Instruction Form.

YOU MUST RETURN YOUR INSTRUCTION FORM PROMPTLY.

IMPORTANT

If you wish to make an election as described above in connection with any or all of the shares of Compass common stock held by us for your account or benefit, please so instruct us by completing, executing and returning to us the attached Instruction Form. Please also see the accompanying documentation that includes related instructions. Please read these instructions carefully as you may be required to submit additional tax-related information in connection with the proposed transaction. All elections must be processed prior to the Election Deadline. Therefore, if you desire to make an election, we must receive your Instruction Form in ample time to permit us to effect that election on your behalf at or prior to the Election Deadline.

INSTRUCTIONS

List on the Instruction Form the shares of Compass common stock to which this letter relates. If the space provided is inadequate, list the name(s) and address(es) of the beneficial holder(s) and total number of shares of Compass common stock on a separately executed schedule and affix the schedule to this letter.

Additional Information and Where to Find It

This document may be deemed to be solicitation material in respect of the proposed transaction involving BBVA and Compass. In connection with the proposed transaction, BBVA has filed with the SEC a registration statement on Form F-4 (File no. 333-141813) (the “Registration Statement”) to register the BBVA ordinary shares to be issued in the proposed transaction and that includes a definitive proxy statement of Compass dated June 29, 2007 that also constitutes a prospectus of BBVA. BBVA and Compass have also filed, and intend to continue to file, additional relevant materials with the SEC. The Registration Statement and the related proxy statement/prospectus contains and will contain important information about BBVA, Compass, the proposed transaction and related matters. SHAREHOLDERS OF COMPASS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the disclosure documents (including the Registration Statement) and other documents filed by BBVA and Compass with the SEC at the SEC’s website at www.sec.gov, from BBVA’s Investor Relations department or from Compass’ Investor Relations department. BBVA has also filed certain documents with the Spanish Comisión Nacional del Mercado de Valores in connection with its June 21, 2007 shareholders’ meeting held in connection with the proposed transaction, which are available on the CNMV’s website at www.cnmv.es.

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INSTRUCTION FORM

ELECTION
	Number of Shares for which	Number of Shares for which
	I wish to make a Stock	I wish to make a Cash
Account Number with You	Election	Election

TOTAL NUMBER OF SHARES:

I/We, the undersigned, acknowledge receipt of your letter and the enclosed material referred to therein relating to the proposed acquisition of Compass Bancshares, Inc. by Banco Bilbao Vizcaya Argentaria, S.A. This will instruct you to submit a Form of Election on the undersigned’s behalf in respect of shares of Compass common stock held by you for the account or benefit of the undersigned.

PLEASE SIGN HERE

Signature(s):

Name(s) (please print):

Address (including Zip Code):

Daytime Telephone Number (including Area Code):

Taxpayer Identification or Social Security No.:

Date:

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COMPASS BANCSHARES, INC.

NOTICE OF GUARANTEED DELIVERY

(NOT TO BE USED FOR SIGNATURE GUARANTEE)

This Notice of Guaranteed Delivery or one substantially similar hereto must be used to make a valid election with respect to your shares of Compass common stock, as set forth in the proxy statement/prospectus, dated June 29, 2007 (the “Prospectus”) and the Form of Election and the instructions thereto (collectively, the “Form of Election”), if (1) your stock certificate(s) representing shares of Compass common stock are not immediately available or (2) you cannot complete the procedure for book-entry transfer on a timely basis or (3) you cannot deliver the certificate(s) and all other required documents to The Bank of New York (the “Exchange Agent”) prior to the election deadline (as set forth in the Form of Election). You may deliver this Notice of Guaranteed Delivery by hand, facsimile transmission, overnight courier or mail to the Exchange Agent as set forth below, and it must be received by the Exchange Agent on or before the election deadline. See “Mailing Instructions” in the Form of Election for further information.

TO: THE BANK OF NEW YORK, Exchange Agent

By Regular Mail:	By Overnight Courier:	By Hand:	Notice of Guaranteed Delivery
The Bank of New York (BBVA – Compass) P.O. Box 859208 Braintree, MA 02185-9208	The Bank of New York (BBVA – Compass) 161 Bay State Drive Braintree, MA 02184	The Bank of New York Tender & Exchange Dept. Window – Street Level 101 Barclay Street New York, NY 10286	For Eligible Institutions Only: Facsimile (781) 930-4939 For Confirmation of Facsimile Transmission: (781) 930-4900

DELIVERY OF THIS INSTRUMENT TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION OF INSTRUCTIONS VIA FACSIMILE TRANSMISSION TO A NUMBER OTHER THAN AS SET FORTH ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.

This Notice of Guaranteed Delivery is not to be used to guarantee signatures. If a signature on a Form of Election is required to be guaranteed by an “Eligible Institution” under the instructions thereto, such signature guarantee must appear in Box A or Box B of the Form of Election.

Ladies and Gentlemen:

I hereby acknowledge that if the shares of Compass common stock listed below are not delivered to the Exchange Agent by 5:00 p.m. Eastern Time on the third NYSE trading day after the election deadline (as set forth in the Form of Election), the Exchange Agent may deem that I have not made an election with respect to such shares.

I hereby tender to the Exchange Agent the shares of Compass common stock listed below, upon the terms of and subject to the conditions set forth in the Prospectus and the related Form of Election, including the instructions to the related Form of Election, receipt of which I hereby acknowledge, as follows:

Certificate No.	Number of Shares

The Book-Entry Transfer Facility Account Number (if the shares of Compass common stock will be delivered by book-entry transfer)	Sign Here

Account Number	Signature(s)

Number of Shares	Number and Street or P.O. Box

Dated:
City, State, Zip Code

GUARANTEE

(NOT TO BE USED FOR SIGNATURE GUARANTEE)

The undersigned, a participant in the Security Transfer Agents Medallion Program, the Stock Exchange Medallion Program or the New York Stock Exchange, Inc. Medallion Signature Program guarantees delivery to the Exchange Agent of certificates representing the shares of Compass common stock listed above, in proper form for transfer or delivery of such shares of Compass common stock pursuant to procedures for book-entry transfer, in either case, with delivery of a properly completed and duly executed Form of Election (or manually signed facsimile thereof) and any other required documents, no later than 5:00 p.m. Eastern Time on the third NYSE trading day after the date hereof.

Firm Name (Print)

Authorized Signature

Address

City, State, Zip Code

Area Code and Telephone Number
Date

DO NOT SEND CERTIFICATE(S) OR ANY OTHER REQUIRED DOCUMENTS WITH THIS FORM. THEY SHOULD BE SENT WITH THE FORM OF ELECTION TO THE EXCHANGE AGENT (UNLESS A BOOK-ENTRY TRANSFER FACILITY IS USED).

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